Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

August 28, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington. D.C. 20549

To the attention of Frank Wyman and Daniel Gordon

Re:	Grifols, S.A.
Form 20-F for the fiscal year ended December 31, 2023
Filed April 19, 2024
Form 6-K filed July 30, 2024
File No. 001-35193

Dear Mr. Wyman and Mr. Gordon:

Grifols, S.A. (“Grifols” or the “Company”), is pleased to respectfully submit this letter in response to a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 16, 2024 relating to the above-referenced Form 6-K.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in italicized type and the Company’s response is set out immediately following each comment.

Staff’s Comment:

Form 6-K filed July 30, 2024

Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024

(2) Basis of Presentation and Accounting Principles Applied

(d) Changes in accounting criteria and correction of errors Shanghai RAAS, page 4

1.	Please provide an accounting analysis supporting your correction of prior financial reporting for the SRAAS investment and GDS non-controlling interest. Refer us to the technical guidance upon which your relied. In addition, provide the following information.

•	Describe and quantify the methods and key assumptions used to calculate the restatement adjustment of €457.2 million and explain the relationship between this amount and the SRAAS investment and GDS non-controlling interest as of March 30, 2020 and January 1, 2023.
•	Explain why this restatement had no effect on operating results reported for the SRAAS investment and GDS non-controlling interest from 2020 through 2023.

•	Clarify whether this accounting error was identified by management or Deloitte in connection with its review of your interim financial statements for the six months ended June 30, 2024.
•	Describe your "accounting policy adopted in March 2020 " that governed reciprocal interests held by GDS and SRAAS, explain its deficiencies and describe how they were corrected in this restatement.
•	Describe your current accounting policy for a "non-controlling interest when an investment in an associate has a stake in a Group company."

Company’s Response:

Please refer to the attached Accounting Analysis Memorandum regarding the correction of SRAAS investment. Detailed answers to your specific questions can be found in the “Restatement Adjustment” section therein.

We hope that this response adequately addresses the issues you have raised in your comments, and we remain at your disposal if you need any clarification or additional information.

Sincerely,

David Bell
Chief Corp. Affairs & Legal Officer
Grifols, S.A.

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Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Accounting analysis for the correction of SRAAS investment

In the initial recognition of the investment in Shanghai RAAS Blood Products Co. Limited (“SRAAS”), Grifols did not correctly apply the accounting policy adopted when it owns an associate which has a holding in a subsidiary, resulting in a correction to the equity-method investment in SRAAS. Therefore, the amounts presented as of December 31, 2023 and January 1, 2023 in the Condensed Consolidated Interim Balance Sheet as of June 30, 2024 have been restated in accordance with paragraph 42 of International Accounting Standard 8.

Background
SRAAS acquisition: Transaction accounted for in December 2019

•    In March 2019, Grifols entered into a Share Exchange Agreement with SRAAS, pursuant to which Grifols agreed to deliver 90 shares of Grifols Diagnostic Solutions Inc. (hereinafter “GDS”) a wholly-owned U.S. subsidiary of Grifols, (representing 45% of the economic rights and 40% of the voting rights) in exchange for 1.766 billion of SRAAS shares (representing 26.2% of the economic rights and voting rights). Such transaction did not entail any cash flow movement, being solely a share exchange.

•    The exchange ratio under the Share Exchange Agreement was determined using different valuation methods, which, among others, included the quoted market price of SRAAS shares and discounted cash flows and market multiples for GDS shares.

•    Based on the fair values of SRAAS and GDS, the following exchange ratio was determined: 45% of the economic rights in GDS = 26.2% of the economic rights in SRAAS (which includes the 45% of the economic rights in GDS). The fair values considered in the exchange ratio were as follows:

GDS
Equity Value (100%) (million USD)	4,279
45% of GDS Equity Value (million USD)	1,926

SRAAS
Number of shares outstanding (million) (1)	4,975
Value per share (RMB)(2)	7.5
SRAAS – Equity Value (100%) (million RMB)	37,310
SRAAS – Equity Value (100%) (million USD)	5,427	A
45% of GDS Equity Value (million USD)	1,926	B
SRAAS – Equity Value (million USD)	7,352	A + B
SRAAS Equity Value – 26.2% (million USD)	1,926

(1)  The number of SRAAS shares corresponds to the number of shares prior to the exchange.

(2)  The fair value was determined according to an analysis conducted of the quoted market price; however, the price per share considered in the exchange ratio (7.5 RMB) does not correspond to a specific date but rather to the result of various analyses over different periods of time.

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•    Following the completion of the transaction, Grifols would maintain control over GDS through the retention of the 55% of its economic rights and 60% of its voting rights.

•    As of December 31, 2019, Grifols had transferred the rights to 90 GDS shares in exchange for a contractual right to receive 1.766 billion SRAAS shares, which delivery was delayed due to the COVID-19 outbreak in China.

•    Consequently, on December 31, 2019, SRAAS was a minority shareholder owning 45% of the economic rights in GDS. As of December 31, 2019 Grifols, did not apply IAS 28 as per the delay in the closing of the transaction mentioned above did not have shareholders rights over SRAAS shares, but a contractual right to receive shares. At that point of time Grifols determined that the contractual right to receive 1.766 billion SRAAS shares met the definition of a financial asset under IFRS 9 – Financial Instruments and elected to carry such financial asset at fair value through profit or loss.

•    The delivery of 90 GDS shares had no impact on the consolidated profit for the year of Grifols according to IFRS 10 – Consolidated Financial Statements, since such delivery was considered a transaction with non-controlling interests where Grifols retained control over GDS.

•    The impact in Grifols’ consolidated financial statements as of and for December 31, 2019:

-    An increase of Other Current Financial Assets amounting to €1,717 million (USD 1,927 million) representing the fair value of the contractual right to receive 1.766 billion SRAAS shares (as described in note 12 to the financial statements included in Grifols’ annual report on Form 20-F as of and for the year ended December 31, 2019 (the “2019 20-F”));

-    An increase in Non-controlling Interests amounting to €1,511 million (as described in note 18 to the financial statements included in the 2019 20-F), equivalent to 45% of economic rights of the GDS group at December 31, 2019;

-    An increase in Retained Earnings amounting to €227 million (as described in note 16 to the financial statements included in the 2019 20-F);

-    A decrease in translation differences in an amount of €22 million and a gain in the consolidated statement of profit and loss from fiscal year 2019 amounting to €1 million related to the change in the fair value of the contractual right to receive 1.766 billion SRAAS shares (as described in note 27 to the financial statements included in the 2019 20-F).

Closing of SRAAS acquisition:	• On March 30, 2020, the transactions under the Shares Exchange Agreement closed, resulting in Grifols receiving 1.766 billion shares representing 26.2% of the economic and voting rights of SRAAS.

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Transaction accounted for on March 30, 2020

•     As a result of the transfer of the 1.766 billion SRAAS shares, Grifols recognized its interest in SRAAS as an investment in an associate company because Grifols exercised significant influence in accordance with the criteria established in IAS 28 – Investment in Associates and Joint Ventures. Grifols recognized SRAAS’ equity-accounted investment at the quoted market price of the shares on March 30, 2020, amounting to €1,773 million. The increase in the fair value of the contractual right to receive 1.766 billion SRAAS shares under IFRS 9 based on the quoted market price of SRAAS shares on March 30, 2020 from the amount recognized as of December 31, 2019 of €1,717 million was €56 million, which Grifols recognized as finance income in the consolidated statement of profit and loss (as described in note 27 to the financial statements included in Grifols’ annual report on Form 20-F as of and for the year ended December 31, 2020).

•     As of March 30, 2020, the recording of the SRAAS investment had the following impacts in Grifols’ consolidated financial statements:

-     An increase in Investments in equity-accounted investees amounting to €1,773 million;

-     A decrease in Other Current Financial Assets amounting to €1,717 million;

-     A gain of €56 million in finance income in the statement of profit and loss.

•     Consequently, Grifols held an interest in an associate, SRAAS, which has a holding in a subsidiary, GDS (reciprocal interest in GDS).

Measurement of non-controlling interests where an associate holds an interest in a subsidiary (reciprocal interest):

In accordance with IAS 8.10, in the absence of a standard or an interpretation that specifically applies to a transaction, other event or condition, management must use its judgement in developing and applying an accounting policy that results in information that is relevant and reliable.

In making that judgement, management must refer to, and consider the applicability of, the following sources in descending order:

a)    the requirements and guidance in IASB standards and interpretations dealing with similar and related issues; and

b)   the definitions, recognition criteria and measurement concepts for assets, liabilities, income and expenses in the Framework (as such term is defined in IAS 8.11).

Since the IFRS do not address this specific topic, Grifols’ management used the accounting manuals of the Big Four as a technical reference.

The following excerpt is from the E&Y book, which is in line with what the other Big Four firms state.

E&Y – International GAAP® 2020 - International Financial Reporting Group under IFRS (chapter 7 – Consolidation procedures and non-controlling interests – section 5.3 page 509)

“Neither IFRS 10 nor IAS 28 explain how to account for non-controlling interests when the group owns an associate which has a holding in a subsidiary. A non-controlling interest is defined as “the equity in a subsidiary not attributable, directly or indirectly to a parent” IFRS 10 – Appendix A. It is unclear whether this should be computed based on the ownership interests held by the group (i.e. by the parent and any consolidated subsidiary), or whether it should also take into account the indirect ownership of the subsidiary held by the associate.

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Standards: IFRS 10 and IAS 28

The reciprocal interest can also give rise to a measure of double-counting of profits and net assets between the investor and its associate.

We believe that there are two possible approaches to determine the amount of non-controlling interests in the subsidiary:

a)   The non-controlling interests are determined after considering the associate’s ownership of the subsidiary (‘look through approach”); or

b)   The non-controlling interests are determined based on the holdings of the group in the subsidiary (“black box approach”).

An entity should apply the chosen approach consistently.

In applying the “look through approach” the parent must not recognize the share of the subsidiary’s results recognized by the associate applying the equity method, in order to avoid doble-counting. The “black box approach” will often lead to reporting higher consolidated net assets and results than when using the “look through approach” as this adjustment is not made, although the amounts attributed to owners of the parent should be the same under both approaches….”

In addition, IAS 28:26 states that many of the procedures appropriate for the application of the equity method are similar to the consolidation procedures described in IFRS 10. Furthermore, the concepts underlying the procedures used in accounting for the acquisition of a subsidiary are also adopted in accounting for the acquisition of an investment in an associate or joint venture.

IFRIC® Update, August  2002, Agenda Decision, ‘IAS 28 Investments in Associates and Joint Ventures—Reciprocal equity interests’ states that when a company A owns an interest in B, and B concurrently owns an interest in A, those investments are known as reciprocal interests (or ‘cross-holdings’). When Entity A and Entity B account for their investments in one another using the equity method as defined in IAS 28, similar to the consolidation procedures applied when a subsidiary is consolidated, the equity method requires reciprocal interests to be eliminated.

Policy choice adopted by Grifols for both “equity method to the investment in an associate” and a "non-controlling interest” when it has an investment in an associate which has a holding in a subsidiary:

Since the IFRS do not specifically address the accounting treatment of equity method investment and non-controlling interests when an associate accounted for under the equity method has a holding in a subsidiary, in March 2020, Grifols adopted the accounting policy “Look-through approach” that entailed:

(i)    increasing the percentage of ownership attributable to Grifols in GDS by the indirect interest Grifols has through its interest in SRAAS (by 11.79%, calculated as 26.2% (economic rights in SRAAS) of 45% (SRAAS’ economic rights in GDS), thereby reducing the non-controlling interest in GDS; and

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(ii)   excluding any amount recognized by SRAAS for its 45% economic rights in GDS when Grifols applies the equity method on its investment in SRAAS.

This accounting approach is intended to avoid double-counting in both the investment in associate and NCI in Equity in the consolidated balance sheets and equity in earnings of associate and earnings attributable to NCI in the consolidated statements of profit or loss.

As a consequence of items (i) and (ii) above, due to the adoption of this accounting policy, Grifols had an effective interest in GDS of 66.79% (55% economic interest + 11.79% interest through its investment in SRAAS), while the non-controlling interest was reduced to 33.21%.

Consequently, on March 30, 2020, Grifols adjusted the non-controlling interest from 45% (recognized in 2019) to 33.21% (after the transfer of 1.766 billion SRAAS shares), resulting in a reduction of €403 million.

This reduction in equity attributable to the non-controlling interest in GDS was offset against consolidated reserves since it was a transaction with a minority shareholder without loss of control. This entry was incorrectly recorded to consolidated reserves as it should have been accounted for against the investment in SRAAS to exclude the SRAAS interest in GDS (see further details in section “Restatement June 2024”).

As of March 30, 2020, Grifols made the following accounting entries reflected in Total Equity in the consolidated balance sheet:

•     A reduction in equity attributable to non-controlling interests in GDS amounting to €403 million;

•     An increase in consolidated reserves amounting to €403 million.

Pursuant to the “look through approach,” Grifols consolidated the profits and assets and liabilities of GDS as follows:

(i)    Profits / Net assets of GDS attributable to Grifols equivalent to 66.79% of GDS’ results / Net assets, and

(ii)   Profits / Net assets of GDS attributable to NCI equivalent to 33.21% of GDS’ results / Net assets.

Likewise, in applying the equity method to the investment in SRAAS, Grifols did not recognize the share in GDS’ results recognized by SRAAS. This means that Grifols’ consolidated result did not include the portion of GDS’ result recognized by SRAAS equivalent to 45% x 26.20% to avoid double-counting, since GDS was consolidated by Grifols under IFRS 10. This accounting policy was applied consistently from March 2020 until Grifols ceased to have significant influence over SRAAS upon the sale described below.

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SRAAS Sale: Accounting as of December 31, 2023

On December 29, 2023, Grifols reached an agreement with Haier Group Corporation (hereinafter, “Haier”) to sell a 20% interest in SRAAS for RMB 12.5 billion (approximately EUR 1.6 billion), retaining a 6.58% interest in SRAAS. The closing of the Haier transaction was subject to certain normal conditions such as the relevant regulatory approvals.

As a result of the agreement with Haier, as of December 31, 2023, the amount equivalent to the 20% interest in SRAAS was reclassified from “Equity-Accounted Investees” to “Non-current assets held for sale” amounting to €1.437 million, given that the held for sale criteria under IFRS 5 were met.

Restatement Adjustment
Closing of SRAAS sale and limited review conducted by Deloitte

a)    Methods and key assumptions used to calculate the restatement adjustment of €457.2 million and the relationship between this amount and the SRAAS investment and GDS non-controlling interest as of March 30, 2020 and January 1, 2023.

In connection with the preparation of Grifols’ Condensed Consolidated Interim Financial Statements as of and for the six-month period ended June 30, 2024, Grifols’ management determined that, in accordance with its accounting policy, the initial recognition of the investment in SRAAS on March 30, 2020 of €1,773 million (see second to the last bullet in Closing of SRAAS Acquisition: Transaction Accounted for in March 2020 section) should have excluded the amount of €457 million corresponding to the initial fair value of its investment in SRAAS attributable to the fair value of SRAAS’ investment in GDS. To avoid any doubt, under the “look through approach,” Grifols should account for its investment in SRAAS exclusive of SRAAS’ equity ownership in GDS at the closing date (26.2% x 45% x Equity value of GDS USD 4,279 million (the Equity Value of GDS) = USD 505 million, or €457million). Therefore, the initial investment in SRAAS should have been recognized at Grifols’ 26.20% share of SRAAS’ stand-alone net assets (excluding SRAAS’ share of GDS).

Hence, the reduction in equity attributable to non-controlling interest mentioned above should have also decreased the investment in equity-accounted investee in SRAAS recognized on March 30, 2020 instead of affecting consolidated reserves. The reduction in non-controlling interests should have been made against the investment in SRAAS and not against consolidated reserves in accordance with the accounting policy adopted by Grifols described above.

Grifols would like to highlight that (i) this error only affected the initial recognition of the investment in SRAAS under IAS 28 on March 30, 2020, (ii) no impairment was recorded on Grifols investment in SRAAS from its initial recognition until 2023 and (iii) this adjustment does not affect the SRAAS “notional purchase price allocation” carried out at the acquisition date.

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SRAAS		Amount recognized on March 30, 2020	Corrected Amount	Adjustment
Number of shares (million)	A	4,975	4,975
Quoted market price per share (RMB) as of March 30, 2020	B	7.91	7.91
SRAAS – Equity Value (100%) (million RMB)	C = A * B	39,349	39,349
SRAAS – Equity Value (100%) (million USD)	C’= A * B	5,542	5,542
GDS Equity Value – 45% (million USD)	D	1,926	-
SRAAS – Equity Value (million USD)	E= C’ + D	7,468	5,542
SRAAS Equity Value x 26,2% (million USD)	26.2% * E	1,957	1,452	505
SRAAS Equity Value x 26,2% (million € – 1,1034)		1,773	1,316	457

Note: the adjustment corresponds to 26.20% x 45% x Equity Value of GDS = 11.79% x USD 4,279 million = USD 505 million (€457 million).

The difference between €457 million and the €403 million initially recorded (or €54 million) is explained as follow:

SRAAS		Amount recognized on March 30, 2020	Corrected amount	Adjustment
GDS group Fair Value (million USD) 2019	A	4,279	4,279
GDS group Book Value 2019 (million USD)	B	3,767	3,767
Incremental value (million USD)	C = A – B	511	511
% Non-controlling interest	%NCI * C	45%	33.2%
Amount in million USD	D	230	170	61
Amount in million €	D	209	155	54

Consequently, both the investment in SRAAS and consolidated reserves were overstated by €457 million in its consolidated balance sheets as of December 31, 2020, 2021, 2022 and 2023, since no impairment was recorded on the investment in SRAAS since its acquisition until 2023.

In this context, the amounts related to ‘Investment in equity-accounted investees,’ ‘Non-current assets held for sale,’ and ‘Consolidated reserves’ as of December 31, 2023, have been restated, decreasing each by €113 million, €344 million and €457 million, respectively.

b)  Restatement had no effect on operating results reported for the investment in SRAAS and non-controlling interest in GDS from 2020 through 2023.

Given that (i) in calculating Grifols’ share in the profit or loss of SRAAS in applying the equity method on its investment in SRAAS, the share of results that SRAAS recognizes from integrating GDS’ results based on its 45% economic rights’ ownership has been excluded, and (ii) this accounting treatment has been applied consistently from March 2020 until June 2024, when Grifols lost significant influence over SRAAS, the results Grifols recognized in its equity method investment in SRAAS and the results attributable to both Grifols and the non-controlling interest (SRAAS’) in the economic rights in GDS in Grifols’ consolidated statements of profit and loss for 2020 to 2023 were correctly accounted for.

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Therefore, the correction of the error only affects the balance sheet line items "Investment in associates," "Non-current assets held for sale” and “consolidated reserves.” There is no impact on the consolidated statements of profit and loss from 2020 through 2023.

The following table summarizes the impact on the comparative information in the consolidated balance sheets as of January 01, 2023 and December 31, 2023 as explained above:

Consolidated Balance Sheet at 1 January 2023 (Expressed in thousands of Euros)

			Restated
Assets	01/01/23	Adjustment	01/01/2023
Investment in equity-accounted investees	1,955,177	(457,217)	1,497,960
Total non-current assets	16,880,390	(457,217)	16,423,173
Total Assets	21,533,977	(457,217)	21,076,760

Equity and liabilities
Reserves	4,326,436	(457,217)	3,869,219
Total Equity	5,419,697	(457,217)	4,962,480
Equity attributable to the Parent	6,129,938	(457,217)	5,672,721
Total Equity	8,457,544	(457,217)	8,000,327

Total equity and liabilities	21,533,977	(457,217)	21,076,760

Consolidated Balance Sheet at 31 December 2023 (Expressed in thousands of Euros)

			Restated
Assets	31/12/23	Adjustment	31/12/2023
Investment in equity-accounted investees	534,970	(113,207)	421,763
Total non-current assets	14,989,149	(113,207)	14,875,942

Non-current assets held for sale	1,433,867	(344,010)	1,089,857
Total current assets	6,451,905	(344,010)	6,107,895

Total Assets	21,441,054	(457,217)	20,983,837

Equity and liabilities
Reserves	4,482,798	(457,217)	4,025,581
Total Equity	5,419,697	(457,217)	4,962,480
Equity attributable to the Parent	5,827,166	(457,217)	5,369,949
Total Equity	7,972,485	(457,217)	7,515,268
Total equity and liabilities	21,441,054	(457,217)	20,983,837

c) Clarify whether this accounting error was identified by management or Deloitte in connection with its review of your interim financial statements for the six months ended June 30, 2024.

Grifols’ management identified the error in the initial recognition of its investment in SRAAS in connection with its preparation of its Condensed Consolidated Interim Financial Statements as of and for the six-month period ended June 30, 2024.

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d)   Describe your "accounting policy adopted in March 2020 " that governed reciprocal interests held by GDS and SRAAS, explain its deficiencies and describe how they were corrected in this restatement.

Please refer to the section above titled “Policy choice adopted by Grifols for both “equity method to the investment in an associate” and a "non-controlling interest” when it has an investment in an associate which has a holding in a subsidiary.”

As soon as Grifols’ management identified the error during the preparation of Grifols’ Condensed Consolidated Interim Financial Statements as of and for the six-month period ended June 30, 2024, Grifols’ accounting expert was contacted, following Grifols’ internal control policy implemented in 2022, to confirm that the accounting policy applied in the initial recognition of the investment in SRAAS in 2020 was incorrect. Additionally, Grifols’ management reached out to KPMG, its auditors for the 2020-2023 fiscal years.

Both accounting firms confirmed that there was an error in the initial recognition of the investment in SRAAS, as the amount of the investment in GDS that SRAAS recorded in its books in March 2020 was not excluded (please refer to the section above for further details). Consequently, Grifols restated the comparative figures in its Condensed Consolidated Interim Financial Statements as of and for the six-month period ended June 30, 2024.

e)   Describe your current accounting policy for a "non-controlling interest when an investment in an associate has a stake in a Group company."

Grifols confirms that the “look through approach” is the accounting policy it adopts for “NCI” when it has an investment in an associate which has a holding in a subsidiary, as explained in the “Standards: IFRS 10 and IAS 28” section of this document.

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